Mail Stop 4561

June 3, 2008

Mr. Bernard Freibaum
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

        Re: General Growth Properties, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 26, 2008
               Schedule 14A
               Filed March 24, 2008
               File No. 001-11656

Dear Mr. Freibaum:

      We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Bernard Freibaum
General Growth Properties, Inc.
June 3, 2008
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Item 2. Properties, page 16

1.   Please identify each property with a book value equal to ten percent or more of
        your total assets as of the end of your most recently completed fiscal year. Also
        identify each property with gross revenue equal to ten percent or more of your
        aggregate gross revenues for the last fiscal year.

2.   Please disclose a schedule of lease expirations for all tenants on a portfolio basis.
        For each of the ten years starting with your last fiscal year, disclose the number of
        tenants whose leases will expire, the total area in square feet covered by such
        leases, the annual rental represented by such leases, and the percentage of gross
        annual rental represented by such leases.

3.   We note from page 4 that you have approximately eight million square feet of
        leasable office and industrial space. Please provide detailed disclosure to aid
        investors' understanding of your investments in office and industrial real estate or
        tell us why such disclosure is not material.

Item 5. Market for Registrant's Common Equity, page 28

4.   In subsequent filings, please provide the performance graph requested by Item
        201(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis

Overview – Retail and Other Segment, page 31

5.   Please provide more detailed disclosure regarding your planned renovation and
        redevelopment projects. We note that as of December 31, 2007, you had nine
        major approved redevelopment projects underway. Please identify those projects
        and disclose the estimated costs to complete them. Provide similar disclosure
        regarding the estimated costs of the eight new retail developments identified on
        page 33.

Consolidated Financial Statements

Note 5 Unconsolidated Real Estate Affiliates, page F-2

6.   Based upon your response dated August 28, 2007 to a letter previously issued by
        us, you noted that in future filings you would revise your disclosure regarding
        Woodlands Land Development. Please indicate to us how you have done so, as

your disclosure appears to be similar to that of your Form 10-K for the fiscal year ended December 31, 2006.

Note 10 Stock-Based Compensation Plans

Threshold-Vesting Stock Options, page F-38

7.   Please tell us why you no longer present an intrinsic value for the options granted in 2006 and 2005. Amounts were disclosed in prior Form 10-K for these options. Please cite any accounting literature relied upon that would allow for the change in intrinsic value for options granted in prior years.

Note 12 Minority Interests, page F-42

8.   We note the disclosure of your outstanding Operating Partnership Common Units. Please tell us, and disclose in future filings, the amount of cash consideration that would be paid to the holders of the common operating partnership units as if these units were redeemed at the balance sheet date.

Note 13 Accumulated Other Comprehensive Income, page F-44

9.   We note your disclosure of the net components of your accumulated other comprehensive income at December 31, 2007. Please tell us whether your have disclosed the gross amounts and the respective tax effects for each of the components of AOCI. Refer to paragraph 25 of SFAS 130.

Schedule 14A filed March 24, 2008

Compensation Discussion and Analysis

10.   We note your response to comment 6 of our letter dated August 21, 2007 and the disclosure on pages 15-16 of your proxy statement. Please clarify the reasons behind the substantial difference in percentage increases in base salaries for Mr. Michaels compared to Mr. Freibaum.

11.   We note your response to comment 10 of our letter dated August 21, 2007 that the performance factor is fully described. We also note the disclosure on page 17 that the performance factor for 2007 was based on an increase in comparable property net operating income. It continues to remain unclear how you quantify the performance factor. Please clearly disclose how the performance factor is determined.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at 202.551.3386 or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief